UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  January 12, 2022

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

British Columbia	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Shares, no par value

Item 9.  Other Events

On January 11, 2022, Contact Gold Corp. (the "Company" or "Contact Gold") announced an initial mineral resource estimate (the "MRE") at its Pony Creek gold project ("Pony Creek") located in Elko County, northeastern Nevada.

The reported MRE encompasses 433,000 total inferred pit constrained ounces at an average grade of 0.52 grams per tonne ("g/t") gold ("Au") utilizing a US$1,600/oz pit shell and cut off grades of 0.14 g/t Au and 0.22 g/t Au, depending upon recovery profile.

The Company also noted that future programs will focus on expanding the mineral resources at Pony Creek, through step out drilling at the existing deposits and drill testing the Mustang and Elliot Dome targets for the first time.

The MRE pertains to the Bowl, Appaloosa, and Stallion zones, with the Bowl deposit containing approximately 79% of total inferred resources; and an overall strip ratio of 2.98:1 was determined across the three areas. The mineralization is principally hosted within altered and silicified calcareous clastic rocks of the Penn-Perm Moleen Formation and at the Bowl Zone within a Tertiary (or Jurassic) rhyolite.

The initial MRE for the Pony Creek deposits is effective January 11, 2022, and is summarized in Table 1 below.

Zone	Cutoff Grade	Short Tons* (2,000 lbs)	Tonnes* (1,000 kg)	Avg Grade (ozt/st)	Avg Grade (g/t)	Contained Ounces*	Class***
Bowl Zone	Mixed**	18,457,000	16,744,000	0.018	0.63	340,000	Inferred
Appaloosa	Mixed**	2,059,000	1,868,000	0.015	0.50	30,000	Inferred
Stallion	Mixed**	7,834,000	7,107,000	0.008	0.27	63,000	Inferred
TOTAL	Mixed**	28,350,000	25,719,000	0.015	0.52	433,000	Inferred

*Tons, tonnes and ounces rounded to the nearest 1,000, and may not add due to rounding.

**Mixed lower cutoff grades are utilized depending upon recoveries for oxide, transitional and non-oxide material, using 0.15 g/t Au lower cutoff for oxide material and 0.22 g/t Au for transitional and non-oxidized material.

***Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources tabulated above as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources have been classified according to the Canadian Institute of Mining (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May, 2014) and CIM Estimation of Mineral Resources & Mineral Reserves Best Practices Guidelines (2019).

****The recommended reported resources have been constrained within a US$1,600/oz gold optimized pit shell.

The mineral resources are shown with a mixed lower cut-off related to a combination of heap leach and vat leach processing methodologies for the oxide and transitional-non oxide mineralization present.

Estimation Methods

The MRE was completed by APEX of Edmonton, Alberta. The Pony Creek drill hole database, QA/QC protocols and corresponding sample preparation and shipment procedures have been reviewed by APEX and are deemed to be of sufficient quality for resource modelling. Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo., President of APEX, is an independent qualified person ("QP"), as such term is defined in the Canadian Securities Regulators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and is responsible for the MRE.

The drill hole database contains a total of 373 drill holes with 45,600 sample intervals in a sample database with 45,592 samples assayed for gold. The MRE covers the 3 main mineralization zones, the Bowl, Appaloosa, and Stallion deposits. The current MRE utilized 220 drill holes with 118 historical holes completed by previous operators and 102 drill holes completed by Contact Gold.  A total of 105 drill holes were completed between 1981 and 1998, 16 drill holes between 2000 and 2006, and 102 drill holes between 2017 and 2019 completed by Contact Gold. Standard statistical treatments were conducted on the raw and composite samples resulting in capping limits of 6.9 g/t Au, 0.7 g/t Au, and 1.9 g/t Au for the Bowl, Stallion, and Appaloosa deposits, respectively.

The MRE is based on the combination of geological modeling, geostatistics and conventional block modeling using Ordinary Kriging ("OK") for gold grade interpolation. There are two dominant styles of gold mineralization at Pony Creek. Most of the significant mineralization identified to date in surface exposures and drilling is spatially associated with the rhyolite intrusive body, either within it or in silicified and altered Mississippian-Permian clastic rocks immediately beneath and adjacent to the intrusion. This mineralization appears to be related to or controlled by north-, northwest- and northeast-striking structures. The Bowl Zone has an interpreted steeply dipping mineralization zone on the eastern side of the domain and an interpreted shallow dipping stratigraphic mineralization zone extended towards the west. The other deposits in the MRE, Appaloosa and Stallion, have interpreted subhorizontal stratigraphic based mineralization zones.

Modeling was conducted in the Universal Transverse Mercator ("UTM") coordinate space relative to the North American Datum (NAD) 1983, Zone 11N (EPSG:26911). The mineralization domains utilized an approximate lower cutoff of 0.10 g/t Au for interpretation of mineralization shapes. The resource block model utilized a block size of 3 m (X) x 3 m (Y) x 3 m (Z) to honor the mineralization wireframes. The percentage of the volume of each block below the bare earth surface and within each mineralization domain was calculated using the 3D geological models and a 3D surface model. The MRE is undiluted and only utilizes the volume of each block within each mineralization domain.

The gold estimation was completed using OK and utilized 2,874 composited samples inside the interpreted mineralization wireframes. The search ellipsoid size used to estimate the gold grades was defined by the modelled variograms. Block grade estimation employed locally varying anisotropy, which uses different rotation angles to define the principal directions of the variogram model and search ellipsoid on a per-block basis. Blocks within the estimation domains are assigned rotation angles using a modelled 3D mineralization trend surface wireframe, which allows structural complexities to be reproduced in the estimated block model.

A total of 71 bulk density sample results were available and reviewed. Density was assigned on a block-by-block basis based on the majority lithological unit present based upon the bulk density sample results. At this point no distinction was made between mineralized or non-mineralized rock.

The resource is classified according to the CIM "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines" dated November 29th, 2019, and CIM "Definition Standards for Mineral Resources and Mineral Reserves" dated May 10th, 2014.

An updated technical report prepared in accordance with NI 43-101 will be filed under the Company's profile on SEDAR (www.sedar.com) within 45 days from the date of the news release.

APEX believes the Pony Creek Project has the potential for future economic extraction. The unconstrained resource block model was subjected to several open pit optimization scenarios utilizing a number of gold prices, mining cost scenarios and recovery factors typical of northeast Nevada mining operations and advanced projects. The Pony Creek final MRE pit shell utilized a gold price of US$1,600/ounce and recoveries of 85% for vat leach and 75% for heap leach with appropriate mining and processing costs typical of near surface open pittable resources in northern Nevada.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. The Inferred MRE is undiluted, constrained within an optimized pit shell, and utilizes a lower cutoff of 0.15 g/t Au for oxide material and 0.22 g/t Au cut-off for transitional and non-oxide material.

The Company issued a press release in connection with the Mineral Resource Estimate at Pony Creek described herein (attached hereto as Exhibit 15.1).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:	/s/ John Wenger
John Wenger, Chief Financial Officer

Date  January 12, 2022

Index to Exhibits

Exhibit Number	Description

15.1	Press Release